FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 February 2014

HSBC BANK CANADA
FOURTH QUARTER AND FULL YEAR 2013 RESULTS

•    Profit before income tax expense was C$232m for the quarter ended 31 December 2013, an increase of 6.4% compared with the same period in 2012. Profit before income tax expense was C$934m for the year ended 31 December
      2013, a decrease of 9.2% compared with 2012.

•    Profit attributable to common shareholders was C$164m for the quarter ended 31 December 2013, an increase of 20.6% compared with the same period in 2012. Profit attributable to common shareholders was C$616m for the year ended 31 December 2013, a decrease of 9.8% compared with 2012.

•    Return on average common equity was 15.1% for the quarter ended 31 December 2013 and 14.5% for the year ended 31 December 2013 compared with 12.9% and 16.6% respectively for the same periods in 2012.

• The cost efficiency ratio was 51.5% for the quarter ended 31 December 2013 and 49.5% for the year ended 31 December 2013 compared with 52.7% and 48.4% respectively for the same periods in 2012.

• Total assets were C$84.3bn at 31 December 2013 compared with C$80.7bn at 31 December 2012.

• Total assets under administration increased to C$21.4bn at 31 December 2013 from C$19.5bn at 31 December 2012.

•    Common equity tier 1 capital ratio was 11.0%, the tier 1 ratio was 13.2% and the total capital ratio was 15.0% at 31 December 2013, determined using regulatory guidelines in accordance with the Basel II and Basel III capital adequacy frameworks adopted with effect from 1 January 2013.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

Financial Commentary

Overview

HSBC Bank Canada reported a profit before income tax expense of C$232m for the fourth quarter of 2013, an increase of C$14m, or 6%, compared with the fourth quarter of 2012, and a decrease of C$19m, or 8%, compared with the third quarter of 2013. Profit before income tax expense for the year ended 31 December 2013 was C$934m, a decrease of C$95m, or 9%, compared with 2012.

Profit before income tax expense in the fourth quarter of 2012 included a C$42m write down in the value of investment property. Excluding the impact of the write down, profit before income tax expense decreased by C$28m, or 11%, compared with the same quarter last year primarily due to lower net interest income from the declining run-off consumer finance portfolio. The decrease in profit before income tax expense compared with the prior quarter is primarily due to higher levels of specific provisions within Commercial Banking.

Profit before income tax expense for the prior year included a gain on the sale of the full service brokerage business of C$88m and a restructuring charge of C$36m mostly relating to the wind-down of the bank's consumer finance business. Excluding the impact of these items, profit before income tax expense for the year decreased by C$43m, or 4%, compared with the prior year primarily due to lower net interest income from the declining loan balances of the run-off consumer finance portfolio as well as a reduction in net interest spread. The decrease is partially offset by lower operating expenses as a result of our on-going organisational effectiveness programs, which resulted in sustainable cost savings as well as an increase in value of the bank's investment in private equity funds. Also partially offsetting the decrease were lower loan impairment charges primarily from a reduction in collectively assessed provisions driven by declining loan balances of the run-off consumer finance portfolio, as well as tightening credit spreads on our own subordinated debentures designated at fair value.

Commenting on the results, Paulo Maia, President and Chief Executive Officer of HSBC Bank Canada, said:

"In my first year as President and CEO of HSBC Bank Canada, I have been privileged to meet many of our customers and see the many ways in which we are working together to fulfil their hopes and dreams and realise their ambitions while supporting the Canadian economy. Our continued focus on growing our core businesses by connecting our customers to international markets and business, and making sustainable cost savings, consistent with HSBC's global strategy, leaves us well positioned for future growth. A 10% growth in customer accounts - a clear vote of confidence from our clients - and a significant decrease in our operating expenses are bright spots for the year."

Analysis of Consolidated Financial Results for the Fourth Quarter of 2013

Net interest income for the fourth quarter of 2013 was C$316m, a decrease of C$32m, or 9%, compared with the fourth quarter of 2012 and broadly unchanged compared with the third quarter of 2013. Net interest income was C$1,311m for the year ended 31 December 2013, a decrease of C$164m, or 11%, compared with 2012. Net interest income decreased compared with prior year periods primarily due to the declining loan balances of the run-off consumer finance portfolio and the sale of the consumer private label credit card portfolio during the third quarter of 2013 as well as a reduction in net interest spread.

Net fee income for the fourth quarter of 2013 was C$151m, marginally lower compared with the fourth quarter of 2012 and broadly unchanged compared with the third quarter of 2013. Net fee income was C$603m for the year ended 31 December 2013, broadly unchanged compared with 2012.

Net trading income for the fourth quarter of 2013 was C$34m, a decrease of C$11m, or 24% compared with the fourth quarter of 2012, and a decrease of C$8m, or 19%, compared with the third quarter of 2013. Net trading income was C$178m for the year ended 31 December 2013, marginally lower compared with 2012. Net trading income decreased compared with the same quarter last year primarily as a result of lower activity in the rates business. Net trading income decreased compared with the prior quarter primarily due to trading losses driven by hedge ineffectiveness.

Net expense from financial instruments designated at fair value for the fourth quarter of 2013 was a loss of C$2m compared with a loss of C$3m in the fourth quarter of 2012 and nil in the third quarter of 2013. Net expense from financial instruments designated at fair value was a loss of C$5m for the year ended 31 December 2013 compared with a loss of C$27m in 2012. The bank designates certain of its own subordinated debentures to be recorded at fair value. The movement in fair value of these debt issues includes the effect of our credit spread changes. As credit spreads widen or narrow, accounting profits or losses, respectively, are booked. We reported net expense from financial instruments throughout both the current and last year, primarily as a result of adverse fair value movements driven by the tightening of credit spreads.

Gains less losses from financial investments for the fourth quarter of 2013 were C$6m, an increase of C$2m and C$4m respectively, compared with the fourth quarter of 2012 and the third quarter of 2013. Gains less losses from financial investments were C$58m for the year ended 31 December 2013, an increase of C$6m, or 12%, compared with 2012. Gains less losses from financial investments increased as Balance Sheet Management recognised higher gains on sales of available-for-sale debt securities as a result of the continued re-balancing of the portfolio for risk management purposes based on the low interest rate environment.

Other operating income for the fourth quarter of 2013 was C$19m, an increase of C$45m compared with the fourth quarter of 2012, and an increase of C$12m compared with the third quarter of 2013. Other operating income was C$16m for the year ended 31 December 2013, a decrease of C$8m, or 33% compared with the same period in 2012. The variances from comparative periods are primarily due to a reduction in fair value of an investment property.

Gain on the sale of the full service retail brokerage business. The sale of the full service retail brokerage business resulted in a gain of C$84m, net of assets written off and directly related costs, and was reported in the results of the first quarter of 2012. In the fourth quarter of 2012, the bank satisfied certain conditions relating to the sale which allowed a further gain of C$4m to be recognised. These gains were not repeated in 2013.

Loan impairment charges and other credit risk provisions for the fourth quarter of 2013 were C$39m, an increase of C$6m and C$30m respectively, compared with the fourth quarter of 2012 and the third quarter of 2013. Loan impairment charges and other credit provisions were C$188m for the year ended 31 December 2013, a decrease of C$23m, or 11%, compared with 2012. The increase in loan impairment charges and other credit risk provisions compared with the same quarter last year and the prior quarter is primarily due to higher specific allowances for commercial customers.

On a year-to-date basis, loan impairment charges and other credit risk provisions decreased primarily due to a reduction in collectively assessed allowances driven by declining loan balances of the run-off consumer finance portfolio and lower provisions carried relating to off-balance sheet exposures due to an overall improved credit quality. The decrease in loan impairment charges and other credit provisions was partially offset by higher specific allowances for commercial customers in the energy, real estate and agriculture sectors.

Total operating expenses (excluding restructuring charges) for the fourth quarter of 2013 were C$270m, a decrease of C$7m, or 3%, compared with the fourth quarter of 2012 and broadly unchanged compared with the third quarter of 2013. Total operating expenses were C$1,070m for the year ended 31 December 2013, a decrease of C$52m, or 5%, compared with 2012. Total operating expenses decreased compared with the same periods in 2012 notably as a result of our on-going organisational effectiveness programs, which resulted in sustainable cost savings of C$9m in the current quarter and C$33m in 2013. Cumulative sustainable cost savings from 2011 to the end of 2013 are in excess of C$130m. Right sizing operations of the bank's consumer finance business further contributed to the decrease in total operating expenses.

Restructuring charges of C$36m were recognised in the first quarter of 2012 mainly relating to the wind-down of the bank's former consumer finance business. These restructuring charges were not repeated in 2013.

Share of profit in associates for the fourth quarter of 2013 was C$17m, an increase of C$15m and C$8m respectively, compared with the fourth quarter of 2012 and the third quarter of 2013. Share of profit in associates was C$31m for the year ended 31 December 2013, an increase of C$26m compared with 2012. Share of profit in associates was higher due to an increase in value of the bank's investment in private equity funds.

Income tax expense. The effective tax rate in the fourth quarter of 2013 was 21.8%, compared with 29.5% in the fourth quarter of 2012 and 26.5% in the third quarter of 2013. The effective tax rate was 26.7% for the year ended 31 December 2013, broadly unchanged compared with 2012. Income tax expense in the fourth quarter of 2013 included a reversal of an overprovision resulting in a lower effective tax rate.

Statement of Financial Position

Total assets at 31 December 2013 were C$84.3bn, an increase of C$3.5bn from 31 December 2012, primarily due to increases of C$2.2bn in reverse repurchase agreements, C$1.5bn in trading assets, and C$1.4bn in financial investments. The increase was partially offset by a C$1.9bn decrease in loans and advances to customers excluding reverse repurchase agreements. The growth in reverse repurchase agreements is primarily due to balance sheet management activities as well as customer facilitation. The growth in trading assets is primarily as a result of a higher holding of government and agency bonds from increased trading activity in the rates business as well as a higher pending settlement balances. The growth in financial investments is primarily due to the investment of excess liquidity within bonds and treasury bills. Loans and advances to customers decreased primarily as a result of the declining loan balances of the run-off consumer finance portfolio, the sale of the consumer private label credit card portfolio during the third quarter of 2013, as well as a decline in mortgage and overdraft accounts.

Total liabilities at 31 December 2013 were C$79.2bn, an increase of C$3.8bn from 31 December 2012, primarily due to increases of C$4.6bn in customer accounts excluding repurchase agreements and C$1.7bn in trading liabilities. The increase was partially offset by decreases of C$1.5bn in repurchase agreements, C$0.6bn in debt securities in issue and C$0.5bn in deposits by banks excluding repurchase agreements. The increase in customer accounts is primarily due to growth in savings, deposits and current accounts. The increase in trading liabilities is primarily as a result of increased activity in the rates business. Repurchase agreements decreased primarily as a result of reduced customer facilitating activity and balance sheet management activities. Debt securities in issue decreased primarily as a result of the maturity of C$2.6bn in secured funding and bearer deposit notes, partially offset by replacement wholesale term funding of C$2.0bn. Deposits by banks excluding repurchase agreements decreased primarily due to a reduction in treasury money market term deposits.

Total equity at 31 December 2013 was C$5.1bn, a decrease of C$0.3bn from 31 December 2012, primarily due to the purchase and cancellation of C$346m preferred share capital and C$30m in non-controlling interests in accordance with the bank's capital plan. The decrease in equity was partially offset by profits generated in the year.

Business Performance in the Fourth Quarter of 2013

As a result of the bank's previous decision to wind-down the consumer finance business in Canada and in order to more appropriately reflect the bank's active global lines of business, effective for 2013, results previously reported as the 'Consumer Finance' segment have been included under Retail Banking and Wealth Management, with exception of results relating to corporate credit cards, which are included under Commercial Banking. The results for the comparative period have been restated to reflect this change.

Commercial Banking

Profit before income tax expense was C$160m for the fourth quarter of 2013, an increase of C$39m, or 32%, compared with the fourth quarter of 2012, and a decrease of C$5m, or 3%, compared with the third quarter of 2013. Profit before income tax expense increased compared with the same quarter last year primarily due to a decline in value of an investment property recorded in the fourth quarter of 2012. Profit before income tax expense decreased compared with the prior quarter primarily as a result of higher specific loan impairment charges, partially offset by a higher share of profit in associates due to an increase in value of the bank's investment in private equity funds.

Profit before income tax expense was C$523m for the year ended 31 December 2013, a decrease of C$49m, or 9%, compared with 2012. On a year-to-date basis, profit before income tax decreased, primarily due to higher specific loan impairment charges in the energy, real estate and agriculture sectors as well as lower net interest income from the narrowing of net interest spread in a competitive low interest rate environment. The decrease in profit before tax was partially offset by growth in the value of the bank's investment in private equity funds and higher net fee income as a result of growth in bankers' acceptances and related transaction volume.

Global Banking and Markets

Profit before income tax expense was C$62m for the fourth quarter of 2013, a decrease of C$7m, or 10%, compared with the fourth quarter of 2012 and an increase of C$7m, or 13%, compared with the third quarter of 2013. The decrease in profit before income tax compared with the same quarter last year is primarily due to lower net trading income as a result of lower activity in the rates business. The increase in profit before income tax compared with the prior quarter is mainly due to higher total gains realised from disposals of available-for-sale financial investments. The increase in profit before income tax compared with the prior quarter was partially offset by a decrease in net trading income from lower activity in the rates business and trading losses driven by unfavourable hedge ineffectiveness.

Profit before income tax expense was C$287m for the year ended 31 December 2013, a decrease of C$22m, or 7%, compared with 2012. Profit before income tax in 2012 included a gain of C$8m on the sale of full services retail brokerage business. Excluding the impact of the gain, profit before income tax expense decreased by C$14m, or 5%, compared with 2012 primarily due to lower net interest income from reduced interest margin, lower trading income as a result of a decline in customer spreads on foreign exchange products, as well as lower net fee income from a decline in derivative sales and debt underwriting fees.

Retail Banking and Wealth Management

Profit before income tax expense for the fourth quarter of 2013 was C$9m, a decrease of C$23m, or 72%, compared with the fourth quarter of 2012, and a decrease of C$24m, or 73%, compared with the third quarter of 2013. The decrease in profit before income taxes was primarily due to lower net interest income from the run-off consumer finance portfolio and a reduction in net interest spread. The decrease in profit before income taxes compared with the same quarter last year was partially offset by lower loan impairment charges from a release in collective provisions relating to the run-off consumer finance portfolio as well as an improvement in credit quality.

Profit before income tax expense for was C$131m for 2013, a decrease of C$57m, or 30%, compared with 2012. Profit before income tax expense relating to ongoing business (excluding the run-off consumer finance portfolio and gain on the sale of the full service retail brokerage business) was C$52m for 2013, an increase of C$9m, or 21%, compared with 2012. Profit before income tax expense relating to ongoing business increased, primarily due to lower total operating expenses as a result of cost control and continued delivery of our organisational effectiveness programs as well as higher net trading income from mark to market gains on structured products and an increase in foreign exchange activity. Profit before income tax expense relating to the run-off consumer finance portfolio was C$79m for 2013, an increase of C$14m, or 22%, compared with 2012. We continue to manage the run-off consumer finance portfolio profitably through cost reductions as we right size operations commensurate to declining loan balances. Loan impairment charges were also lower as loans are repaid or sold combined with stable to improving delinquency levels.

Other

Activities or transactions which do not relate directly to the above business segments are reported in 'Other'. The main items reported under 'Other' include income and expense from the impact of changes in credit spreads on our own subordinated debentures designated at fair value and income and expense related to information technology services provided to HSBC Group companies on an arm's length basis. Profit before income tax expense for the fourth quarter of 2013 was C$1m, an increase of C$5m compared with the fourth quarter of 2012, and an increase of C$3m compared with the third quarter of 2013. Profit before income tax expense was a loss of C$7m for the year ended 31 December 2013, compared with a loss of C$40m in 2012. The variances from comparative periods are primarily due to the impact of the items noted above.

Dividends

During the fourth quarter of 2013, the bank declared and paid C$90m in dividends on HSBC Bank Canada common shares, an increase of C$8m from the same period in 2012. The bank declared and paid C$360m in dividends on common shares during the year ended 31 December 2013, an increase of C$30m compared with 2012.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 31 March 2014, for shareholders of record on 15 March 2014.

Use of non-IFRS financial measures

In measuring our performance, the financial measures that we use include those which have been derived from our reported results. However these are not presented within the Financial Statements and are not defined under IFRS. These are considered non-IFRS financial measures and are unlikely to be comparable to similar measures presented by other companies. The following non-IFRS financial measures are used throughout this document and their purposes and definitions are discussed below:

Performance ratios
Performance ratios are useful for management to evaluate profitability on equity, assets and risk-weighted assets.

Return on average common equity is calculated as annual profit attributable to common shareholders divided by average common equity (determined using month-end balances).

Post-tax return on average assets is calculated as annual profit attributable to common shareholders divided by average assets (determined using average daily balances).

Post-tax return on average risk-weighted assets is calculated as profit attributable to common shareholders divided by the average monthly balances of risk-weighted assets for the year. Risk-weighted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada ('OSFI') in accordance with the Basel II and III capital adequacy frameworks (2012 and 2011: Risk weighted assets are calculated using the guidelines issued by OSFI in accordance with the Basel II capital adequacy framework).

Efficiency ratios
Efficiency ratios are measures of the bank's efficiency in managing its operating expense to generate revenue.

Cost efficiency ratio is calculated as annual total operating expenses as a percentage of annual net operating income before loan impairment charges and other credit risk provisions.

Adjusted cost efficiency ratio is calculated similar to the cost efficiency ratio; however, annual net operating income before loan impairment charges and other credit risk provisions excludes annual gains and losses from financial instruments designated at fair value, as the movement in value of the bank's own subordinated debt issues primarily driven by changes in market rates and are not under the control of management.

Revenue mix ratio
This measure demonstrates the contribution of each of the primary revenue streams to total income.

Net interest income, net fee income and net trading income as a percentage of total operating income is calculated as annual net interest income, annual net fee income and annual net trading income divided by annual net operating income before loan impairment charges and other credit risk provisions.

Financial ratios
These measures are indicators of the stability of the bank's balance sheet and the degree funds are deployed to fund assets.

Ratio of customer advances to customer accounts is calculated by dividing loans and advances to customers by customer accounts using year-end balances.

Average total shareholders' equity to average total assets is calculated by dividing average total shareholders' equity for the year (determined using month-end balances) with average total assets (determined using daily balances) for the year.

Assets under administration
These are assets administered by the bank on behalf of our customers. The bank does not recognise these assets on its consolidated statement of financial position because our customers are the beneficial owners. This indicator demonstrates the bank's ability to earn net fee income.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 6,300 offices in 75 countries and territories and assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

Media enquiries to:	Sharon Wilks	416-868-3878
	Fabrice de Dongo	416-868-8282

Copies of HSBC Bank Canada's Annual Report and Accounts 2013 will be sent to shareholders in March 2014.

Summary

	Quarter ended			Year ended
	31 December 2013	31 December 2012	30 September 2013	31 December 2013	31 December 2012
For the period (C$m)
Profit before income tax expense	232	218	251	934	1,029
Net operating income before loan impairment charges and other credit risk provisions	524	526	522	2,161	2,393
Profit attributable to common shareholders	164	136	168	616	683

At period-end (C$m)
Loan and advances to customers (net of impairment allowances)	46,351	45,572	46,722
Customer accounts	51,844	48,304	51,227
Total assets	84,260	80,714	85,594
Total liabilities	79,175	75,338	80,177
Shareholders' equity	4,885	5,146	5,187

Capital measures1
Common equity tier 1 capital ratio (%)	11.0	n/a	11.1
Tier 1 ratio (%)	13.2	13.8	14.1
Total capital ratio (%)	15.0	16.0	16.0
Assets-to-capital multiple	15.1	13.1	14.5
Risk-weighted assets (C$m)	36,862	36,668	36,281

Performance ratios (%)2
Return on average common equity	15.1	12.9	16.0	14.5	16.6
Post-tax return on average total assets	0.76	0.65	0.78	0.72	0.83
Post-tax return on average risk-weighted assets1	1.8	1.5	1.8	1.7	1.9

Credit coverage ratios (%)
Loan impairment charges as a percentage of total operating income	7.4	6.3	1.7	8.7	8.8
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.3	0.3	0.1	0.4	0.4
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	64.2	48.8	61.2	64.2	48.8

Efficiency and revenue mix ratios (%)2
Cost efficiency ratio	51.5	52.7	51.9	49.5	48.4
Adjusted cost efficiency ratio	51.3	52.4	51.9	49.4	47.9
As a percentage of total operating income:
- net interest income	60.3	66.2	61.1	60.7	61.6
- net fee income	28.8	29.3	29.1	27.9	25.1
- net trading income	6.5	8.6	8.0	8.2	7.5

Financial ratios (%)2
Ratio of customer advances to customer accounts	89.4	94.3	91.2
Average total shareholders' equity to average total assets	5.7	6.2	6.0

Total assets under administration (C$m)2
Funds under management	20,167	18,327	19,747
Custodial accounts	1,209	1,133	1,142
Total assets under administration	21,376	19,460	20,889

1      Effective 1 January 2013, the bank assesses capital adequacy against standards established in guidelines issued by the Office of the Superintendent of Financial Institutions Canada ('OSFI') in accordance with the
       Basel II and Basel III capital adequacy frameworks. Comparative 2012 information is presented using guidelines issued by OSFI in accordance with the Basel II capital adequacy framework and therefore is not comparable.

2 Refer to the 'Use of non-IFRS financial measures' section of this document for a discussion of non-IFRS financial measures.

Consolidated Income Statement (Unaudited)

Figures in C$m	Quarter ended			Year ended
(except per share amounts)	31 December 2013	31 December 2012	30 September 2013	31 December 2013	31 December 2012
Interest income	503	534	511	2,065	2,236
Interest expense	(187)	(186)	(192)	(754)	(761)
Net interest income	316	348	319	1,311	1,475
Fee income	173	178	174	694	689
Fee expense	(22)	(24)	(22)	(91)	(88)
Net fee income	151	154	152	603	601
Trading income excluding net interest income	24	34	31	135	143
Net interest income on trading activities	10	11	11	43	37
Net trading income	34	45	42	178	180
Net expense from financial instruments designated at fair value	(2)	(3)	-	(5)	(27)
Gains less losses from financial investments	6	4	2	58	52
Other operating income/(expense)	19	(26)	7	16	24
Gain on the sale of the full service retail brokerage business	-	4	-	-	88
Net operating income before loan impairment charges and other credit risk provisions	524	526	522	2,161	2,393
Loan impairment charges and other credit risk provisions	(39)	(33)	(9)	(188)	(211)
Net operating income	485	493	513	1,973	2,182
Employee compensation and benefits	(146)	(152)	(154)	(614)	(659)
General and administrative expenses	(112)	(109)	(105)	(408)	(409)
Depreciation of property, plant and equipment	(9)	(8)	(8)	(34)	(35)
Amortisation of intangible assets	(3)	(8)	(4)	(14)	(19)
Restructuring charges	-	-	-	-	(36)
Total operating expenses	(270)	(277)	(271)	(1,070)	(1,158)
Operating profit	215	216	242	903	1,024
Share of profit in associates	17	2	9	31	5
Profit before income tax expense	232	218	251	934	1,029
Income tax expense	(50)	(64)	(65)	(247)	(275)
Profit for the period	182	154	186	687	754

Profit attributable to common shareholders	164	136	168	616	683
Profit attributable to preferred shareholders	16	16	15	61	61
Profit attributable to shareholders	180	152	183	677	744
Profit attributable to non-controlling interests	2	2	3	10	10
Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.33	0.27	0.34	1.24	1.37

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative 2012 information has been restated accordingly. More information relating to the restatement will be made available in our Annual Report and Accounts 2013.

Consolidated Statement of Financial Position (Unaudited)

Figures in C$m	At 31 December 2013	At 31 December 2012

ASSETS

Cash and balances at central bank	165	56
Items in the course of collection from other banks	107	90
Trading assets	6,728	5,272
Derivatives	2,112	1,810
Loans and advances to banks	1,482	1,480
Loans and advances to customers	46,351	45,572
Financial investments	21,814	20,411
Other assets	333	910
Prepayments and accrued income	206	165
Customers' liability under acceptances	4,757	4,737
Property, plant and equipment	137	140
Goodwill and intangibles assets	68	71
Total assets	84,260	80,714

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	1,205	2,173
Customer accounts	51,844	48,304
Items in the course of transmission to other banks	53	71
Trading liabilities	4,396	2,672
Financial liabilities designated at fair value	428	436
Derivatives	1,746	1,415
Debt securities in issue	11,348	11,980
Other liabilities	2,337	2,389
Acceptances	4,757	4,737
Accruals and deferred income	551	528
Retirement benefit liabilities	271	309
Subordinated liabilities	239	324
Total liabilities	79,175	75,338

Equity
Preferred shares	600	946
Common shares	1,225	1,225
Other reserves	134	281
Retained earnings	2,926	2,694
Total shareholders' equity	4,885	5,146
Non-controlling interests	200	230
Total equity	5,085	5,376
Total equity and liabilities	84,260	80,714

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative 2012 information has been restated accordingly. More information relating to the restatement will be made available in our Annual Report and Accounts 2013.

Condensed Consolidated Statement of Cash Flows (Unaudited)

Figures in C$m	Quarter ended			Year ended
	31 December 2013	31 December 2012	30 September 2013	31 December 2013	31 December 2012

Cash flows generated from/(used in):
- operating activities	(508)	(1,088)	82	2,247	(1,279)
- investing activities	(652)	1,113	(976)	(1,169)	(1,444)
- financing activities	(612)	(99)	(108)	(935)	(401)
Net increase/(decrease) in cash and cash equivalents	(1,772)	(74)	(1,002)	143	(3,124)
Cash and cash equivalents, beginning of period	3,668	1,827	4,670	1,753	4,877
Cash and cash equivalents, end of period	1,896	1,753	3,668	1,896	1,753

Represented by:
- Cash and balances at central bank	165	56	59	165	56
- Items in the course of transmission from/(to) other banks, net	54	19	36	54	19
- Loans and advances to banks of one month or less	1,482	1,480	2,581	1,482	1,480
- Treasury bills and certificates of deposits of three months or less	195	198	992	195	198
Cash and cash equivalents, end of period	1,896	1,753	3,668	1,896	1,753

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative 2012 information has been restated accordingly. More information relating to the restatement will be made available in our Annual Report and Accounts 2013.

Global Business Segmentation (Unaudited)

Figures in C$m	Quarter ended			Year ended
	31 December 2013	31 December 2012	30 September 2013	31 December 2013	31 December 2012
Commercial Banking
Net interest income	173	178	169	675	710
Net fee income	82	79	78	317	307
Net trading income	6	6	6	28	31
Other operating income/(expense)	6	(40)	(5)	(31)	(25)
Net operating income before loan impairment charges and other credit risk provisions	267	223	248	989	1,023
Loan impairment reversals/(charges) and other credit risk provisions	(29)	(6)	5	(124)	(79)
Net operating income	238	217	253	865	944
Total operating expenses	(95)	(98)	(97)	(373)	(377)
Operating profit	143	119	156	492	567
Share of profit in associates	17	2	9	31	5
Profit before income tax expense	160	121	165	523	572

Global Banking and Markets
Net interest income	40	40	37	159	167
Net fee income	23	24	22	83	87
Net trading income	17	28	25	103	106
Gains less losses from financial investments	6	3	2	54	51
Other operating income/(expense)	1	1	(1)	1	2
Gain on the sale of the full service retail brokerage business	-	-	-	-	8
Net operating income before loan impairment charges and other credit risk provisions	87	96	85	400	421
Loan impairment (charges)/reversals and other credit risk provisions	1	-	(1)	-	-
Net operating income	88	96	84	400	421
Total operating expenses	(26)	(27)	(29)	(113)	(112)
Profit before income tax expense	62	69	55	287	309

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative2012 information has been restated accordingly.

As a result of the bank's previous decision to wind-down the consumer finance business in Canada and in order to more appropriately reflect the bank's active global lines of business, effective for 2013, results previously reported as the 'Consumer Finance' segment have been included under Retail Banking and Wealth Management, with exception of results relating to corporate credit cards, which are included under Commercial Banking. The results for comparative periods have been restated to reflect this change.

More information relating to these restatements will be made available in our Annual Report and Accounts 2013.

Figures in C$m	Quarter ended			Year ended
	31 December 2013	31 December 2012	30 September 2013	31 December 2013	31 December 2012
Retail Banking and Wealth Management
Net interest income	110	138	120	505	629
Net fee income	46	51	52	203	207
Net trading income	4	3	4	19	12
Gains less losses from financial investments	-	1	-	4	1
Other operating income	2	5	5	13	16
Gain on the sale of the full service retail brokerage business	-	4	-	-	80
Net operating income before loan impairment charges and other credit risk provisions	162	202	181	744	945
Loan impairment charges and other credit risk provisions	(11)	(27)	(13)	(64)	(132)
Net operating income	151	175	168	680	813
Total operating expenses (excluding restructuring charges)	(142)	(143)	(135)	(549)	(589)
Restructuring charges	-	-	-	-	(36)
Profit before income tax expense	9	32	33	131	188

Ongoing Retail Banking and Wealth Management business	(1)	3	18	52	43
Gain on the sale of the full service retail brokerage business	-	-	-	-	80
Run-off consumer finance portfolio	10	29	15	79	65

Other
Net interest expense	(7)	(8)	(7)	(28)	(31)
Net trading income	7	8	7	28	31
Net expense from financial instruments designated at fair value	(2)	(3)	-	(5)	(27)
Other operating income	10	8	8	33	31
Net operating income	8	5	8	28	4
Total operating expenses	(7)	(9)	(10)	(35)	(44)
Profit/(loss) before income tax expense	1	(4)	(2)	(7)	(40)

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative 2012 information has been restated accordingly.

As a result of the bank's previous decision to wind-down the consumer finance business in Canada and in order to more appropriately reflect the bank's active global lines of business, effective for 2013, results previously reported as the 'Consumer Finance' segment have been included under Retail Banking and Wealth Management, with exception of results relating to corporate credit cards, which are included under Commercial Banking. The results for comparative periods have been restated to reflect this change.

More information relating to these restatements will be made available in our Annual Report and Accounts 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 24 February 2014